Exhibit 99.1

Medigus: Polyrizon to Initiate Processes Towards FDA Submission

Polyrizon engaged with a Contract Research Organization to oversee Polyrizon's efforts for U.S FDA submission of its coronavirus and allergen preventative products

Tel Aviv, Israel -- October 22, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Polyrizon Ltd., (37.01%), that it has engaged with a full-service Contract Research Organisation (CRO), to advise the Company in its pursuit of Food and Drug Administration (FDA) submission for its products.

The CRO provides high-value advisory services through its worldwide base of top-tier expert consultants to support product development life cycle, from initial concept to marketing authorization. Polyrizon and the CRO will start working on a readiness plan for Polyrizon’s preventative products for SARS-CoV-2, coronavirus, influenza and allergens, in order to prepare for U.S FDA submission.

Polyrizon, a clinical development biotech company, specializes in the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, including COVID-19 and influenza, as well as bacteria, allergens, and other toxins. Polyrizon's proprietary Capture and ContainTM (“C&C”) hydrogel platform is delivered in the form of nasal sprays, and forms a thin gel-based protective shield containment barrier in the nasal cavity.

In recent pre-clinical studies, Polyrizon products demonstrated their potential in capturing and containing human coronavirus 229E and H1N1 influenza from interacting with epithelial host cells and by inhibiting cell death.

Polyrizon recently submitted a patent application for its products preventing of pathogens such as coronavirus and allergens from affecting nasal tissue.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff's Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the potential of Polyrizon’s product candidates and plans for FDA submissions. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Polyrizon are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com